FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of August

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date August 11, 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 August 11, 2004

Highlights
La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m
including:
15.39% Zn; 3.12% Pb; 117.19 g/t Ag;
0.46% Cu / 10.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m
including:
2.02% Cu; 0.33% Zn; 21.12 g/t Ag / 11.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m
including:
7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

ELEONORE PROJECT: THE ROBERTO SHOWING YIELDS IMPRESSIVE RESULTS

Virginia Gold Mines Inc. (“Virginia”) is pleased to report the most recent results from the surface exploration program on the Eleonore project (100% Virginia), located in the Opinaca reservoir area of James Bay.

Following the very encouraging initial results obtained at the Roberto showing (4.29 g/t Au over 12.0 m, including 6.16 g/t Au over 5.0 m in channel, press release of July 6, 2004),additional work has been realized in this sector including trenching with a mini back-hoe, geological mapping and detailed sampling. With this program, the extensions of the Roberto showing are now traced laterally for more than 100 metres in trenches TR-04-37, 38 and 39. The mineralized zone, which reaches up to 12 metres in true thickness, has yielded up to 19,75 g/t Au over 10,0 metres in channel sampling. The mineralization consists of finely disseminated sulfides (5% pyrrhotine-arsenopyrite with traces of chalcopyrite) associated to intense pervasive silicification and to quartz veinlets and veins developed in a strongly altered sediment (sericite, albite, epidote, tourmaline, muscovite and chlorite). Geological relationship between mineralized zones of trenches TR-04-37 and 38 is not yet well understood, as they may represent two different parallel zones or the same zone affected by folding or displaced by a fault. The mineralized system remains open in every directions. Channel sampling of the mineralization has produced very impressive results, in terms of grade and continuity of high values. Results are presented in the following table:

Mobilization of a large CAT 312 excavator on the property is currently underway, to conduct an extensive stripping program aiming to follow the lateral extensions of the Roberto showing. A drill campaign will also start in a few days to test this very promising discovery.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to every batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more. Every significant intersections have also been re-assayed at SGS Canada Inc. Laboratory of Rouyn-Noranda and reported values represent the calculated average of both laboratories. Note that no significant discrepancy has been observed between the two laboratories.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca

MINES D'OR VIRGINIA INC.
Projet Éléonore
L 62+00 E
L 64+00 E
L 30+00 N
TR-04-37
TR-04-38
TR-04-39
TR-04-37
R1 - 11.11 g/t Au / 3m
R2 - 13.23 g/t Au / 2m
R1
R2
0
5
Mètres
TR-04-38
R1 - 7.12 g/t Au / 2m
R2 - 16.70 g/t Au / 5m
R3 - 6.68 g/t Au / 6m
R1
R2
R3
0
5
Mètres
TR-04-39
R1 - 4.29 g/t Au / 12m
R2 - 9.73 g/t Au / 12m
R3 - 19.75 g/t Au / 10m
R4 - 17.63 g/t Au / 7m
R5 - 10.81 g/t Au / 9m
R1
R2
R3
R4
R5
4.29 g/t Au / 12m
0
5
Mètres
0
25
50
Mètres
12.93 g/t Au Résultats déjà publiés
35.56 g/t Au Nouveaux résultats